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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EROOM Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Wacker Drive Suite 2400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico 312-690-2512 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15046420

3/3 KW

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eroom Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION SORIANO
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
July 09, 2017

2/25/15

Notary Public

Signature

Manager and Chief Executive Officer

Title

This report **contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eRoom Securities, LLC

(A Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2014

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2014

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-10

Supplementary Information

Computation of Net Capital 11-12

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3 13

Report of Independent Registered Public Accounting Firm on Exemption Report 14

Exemption Report 15

Oath or Affirmation 16

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC 7) 17

SIPC Calculation 18

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members:

EROOM Securities, LLC

We have audited the accompanying financial statements of EROOM Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. EROOM Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of EROOM Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of EROOM Securities, LLC's financial statements. The supplemental information is the responsibility of EROOM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	140,138
Due from broker		1,250,315
Commission receivable (net)		276,074
Other asset		4,030
Total assets	$	1,670,557
Liabilities		
Accrued expenses	$	122,150
Total liabilities		122,150
Member equity		1,548,407
Total liabilities and members' equity	$	1,670,557

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commissions	$	1,480,235
Rebates and order flow		117,106
Interest and dividend income		55,852
Other income		166,611
Total revenue		1,819,804
Expenses		
Order executing fees		14,825
Stock and option execution charges		331,033
Telephone communications		22,178
Brokerage		20,387
Regulatory fees		30,571
Health insurance		11,738
Exchange dues and fees		188,424
Payroll charges		353,311
Travel, meals and entertainment		24,722
Consulting and professional fees		211,750
Office expense		50,187
Technology and data fees		134,108
Market information		57,198
Other operating expenses		44,425
Total expenses		1,494,857
Net income from operations	$	324,947

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Members' equity at January 1, 2014	$	1,416,583
Capital contributions		236,298
Capital withdrawals		(429,421)
Net income		324,947
Members' equity at December 31, 2014	$	1,548,407

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2014

Cash flows from operating activities:		
Net income	$	324,947
Depreciation and amortization		
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in commission receivable		(183,391)
Decrease in due to/from clearing firm		51,008
Increase in other assets		(4,030)
Decrease in payables		(22,048)
Net cash used in operating activities		(158,461)
Cash flows from investing activities:		
No activity		
Net cash used in investing activities		None
Cash flows from financing activities:		
Capital contribution		236,298
Capital withdrawals		(429,421)
Net cash provided by financing activities		(193,123)
Net increase in cash and cash equivalents		(26,637)
Cash and cash equivalents, beginning of the year		166,775
Cash and cash equivalents, end of the year	$	140,138

No Interest expense paid in 2014

The accompanying notes are an integral part of these financial statements.

NOTE 1 Organization

eRoom Securities, LLC (The Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The business of the Company is to act as an introducing and executing broker for its customers. The Company is a registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts on a fully-disclosed basis with broker-dealers that are clearing member firms.

NOTE 2 Material Change in Ownership

On October 1, 2014, the members of the Company sold 100% of their interest to Mainland Holdings, LLC. Mainland Holdings, LLC is an Illinois Limited Liability Company. A continuing membership application (CMA) was filed with FINRA in July 2014 as a requisite step to obtain approval for this change in ownership. FINRA provided approval in December 2014. The result of the transaction was Mainland Holdings, LLC acquired 100% of the ownership interest of the Company and appointed two new managers. Additionally, the two new managers of the Company were appointed as officers and the previous owner, officer and manager, Michael Moore, resigned his positions of CEO, CFO and CCO. These roles were replaced by the new management team and the Form BD was amended and filed with FINRA. As part of the CMA process, a business plan, new written supervisory procedures, budget and cash flow projections and new officer and staffing roles were defined, reviewed and approved by FINRA.

NOTE 3 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As part of its business, the Company may enter into transactions in exchange traded securities including options. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

a) Revenue Recognition

Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

b) Commissions

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis.

c) Income Taxes

A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal

and State income taxes as if it was a partnership reporting income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of profits or losses on their tax returns. The Company reports net income for tax purposes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managers have concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2014.

d) *Statement of Cash Flows*
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e) *Depreciation*
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. All assets have been fully depreciated.

NOTE 4 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value

Assets	Level 1	Level 2	Level 3	Totals
Due from Broker	$1,526,389	none	none	$1,526,389
Total at Fair Value	$1,526,389	none	none	$1,526,389

Liabilities at Fair Value

Liabilities	Level 1	Level 2	Level 3	Totals
Nothing to report	None	None	None	None
Total at Fair Value	None	None	None	None

NOTE 5 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c-3-1). Under this rule, the Company is required to maintain minimum net capital equivalent to $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater, as these terms are defined. The Company uses the alternative method to calculate their net capital, which is a minimum of $250,000.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014 the Company had net capital of $1,544,377 which was $1,294,377 in excess of its required net capital.

NOTE 6 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also require that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company may invest in exchange traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded and the Options Clearing Corporation acts as the intermediary for the specific transactions, and therefore, bears the risk of delivery to and from the counterparties.

The Company does not apply hedge accounting as defined in FASB ASC 815, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 7 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2014 consist of the following:

Broker-dealers	$1,526,389

The amounts receivable from broker-dealers are positive cash balances maintained on deposit and commissions charged to the Company's customers net of direct variable expenses held by the clearing brokers and paid to the Company in January 2015. The Company clears all transactions through Merrill Lynch Professional Clearing Corp and Apex Clearing Corporation pursuant to the respective clearing agreements.

At December 31, 2014, substantially all assets of the Company are deposited with the clearing broker.

NOTE 8 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties, the clearing organizations and the exchanges where transactions are performed. It is the Company's policy to review, as necessary, the credit risk of all trading positions and the financial condition of the clearing firms, clearing organizations and exchanges.

NOTE 9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

NOTE 10 Commitments and Contingencies

The Company has no long-term agreements which would require expenditures in future periods.

NOTE 11 Subsequent events

The Company has evaluated subsequent events through February 25, 2015, the date that its financial statements were ready to be issued. On January 30, 2015, the Company's member, Mainland Holdings, LLC withdrew $85,000 from the Company. FINRA was notified of this capital withdrawal. Outside of this event, the Company believes that there are no other subsequent events requiring disclosure.

NOTE 12 Related party transactions

The Company utilizes office space, technology equipment and infrastructure leased and owned by the Company's 100% owner, Mainland Holdings, LLC. The Company pays a monthly fee of $29,333 directly to the landlord of Mainland Holdings, LLC for its use of the office space, but the Company is not bound by a legal obligation to perform on the terms of the lease. The obligation to perform on the terms of the lease is the sole responsibility of the Company's 100% owner, Mainland Holdings, LLC.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Computation of Net Capital
Pursuant to uniform net capital rule 15C3-1
December 31, 2014

Members Capital December 31, 2014	$	1,548,407
Less:		
Non allowable assets	$	4,030
Hair cut charges		
Undue concentration		
Net capital	$	1,544,377
Required net capital		250,000
Excess capital	$	1,294,377
Net capital in excess of the great of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	1,244,377

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by eRoom Securities, LLC as of December 31, 2014

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2014

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness	
Items included in the balance sheet:	
Accrued liabilities	$122,150
	$120,150
Ratio: Aggregate Indebtedness to Net Capital	**7.91% to 1**

EROOM SECURITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2014

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: eRoom Securities, LLC is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
Email rwcoopercpa@RobertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of EROOM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EROOM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which EROOM Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: K 2 (ii) (the "exemption provisions") and (2) EROOM Securities, LLC stated that EROOM Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. EROOM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EROOM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2 (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

eRoom Securties LLC
Exemption Report
December 31, 2014

February 25, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, eRoom Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule This section states the following:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer

eRoom Securities, LLC met the identified exemption throughout the most recent fiscal year without exception.

Collin Carrico
Manager and Chief Executive Officer
eRoom Securities, LLC

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR eRoom Securities, LLC

THE YEAR ENDING DECEMBER 31, 2014

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Collin Carrico
Manager and Chief Executive Officer
eRoom Securities, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members, eRoom Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by eRoom Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Chicago Board Option Exchange (CBOE), solely to assist you and the other specified parties in evaluating eRoom Securities, LLC's compliance with the applicable instructions of Form SIPC-7. eRoom Securities, LLC's management is responsible for eRoom Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in general ledger, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois 60604

February 25, 2015

eRoom Securities, LLC
SIPC Assessment Worksheet
For the year ended December 31, 2014

SIPC – 7

General Assessment	**$**	**3,251**
Less payments made July 2014 SIPC 6		**(1,119)**
Assess balance due		**2,132**

Determination of SIPC net operating Revenue

Total		
Revenue:	**$**	**1,851,092**
Additions:		
Deductions:		
Commissions paid to other brokers	**$**	**351,420**
Reimbursed expenses other	**$**	**199,318**
Total deductions	**$**	**550,738**
SIPC Operating revenue	**$**	**1,300,354**
SIPC assessment at .25%		**3,251**